Dykema Gossett PLLC 1301 K Street NW Suite 1100W Washington, DC 20005 www.dykema.com Tel: (202) 906-8600 Fax: (202) 906-8669
Robert B. Murphy Direct Dial: (202) 906-8721 Direct Fax: (855) 221-0919 Email: RMurphy@dykema.com

November 2, 2017

Ms. Dorrie Yale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:	Life Partners Position Holder Trust: Amendment No. 2 to
Registration Statement on Form 10 (File No. 000-55783)

Life Partners IRA Holder Partnership, LLC: Amendment No. 2 to
Registration Statement on Form 10 (File No. 000-55784)

Dear Ms. Yale:

On behalf of Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC (“Registrants”), this letter responds to comments from the staff of the Division of Corporation Finance with respect to the above-referenced filings (“Form 10”), as set out in a letter dated September 26, 2017.  The staff’s individual comments have been reproduced below for your convenience.

As a threshold matter, however, we would urge the staff to bear in mind the unique circumstances under which the Registrants came into existence and will function moving forward.  For example, there can be no future offerings or sales of securities by the Registrants, and no trading market can develop in the securities due to restrictions on transfers required by the bankruptcy court.  In this regard, any transfers of the securities are likely to be limited to intra-family estate planning transfers or similar privately-negotiated and irregularly-occurring transfers.  These securities merely represent a contractual right of the holders to receive certain payments based upon the fractional interests the holders had purchased from the debtors.  There will be no business operations other than keeping track of the life insurance policies that are part of the portfolio, billing for and paying the premiums due and distributing the death benefit proceeds to the respective beneficiaries.

Ms. Dorrie Yale
U.S. Securities and Exchange Commission
November 2, 2017

Amendment No 1 to Form 10-12G
Item 1. Business, page 2

1.  Please explain the meaning of any defined terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly clarify what you mean by “Catch-Up Payments,” “Continuing Fractional Holder,” “Continuing Holder Election,” “Distributable Cash,” “Payment Default,” “Payment Default Date” and “Pre-Petition Default Amounts.”

Response: In this regard, we disclosed on page 1 that, “Capitalized terms used in this Registration Statement but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan,” which is filed as Exhibit 2.1.  Nevertheless, we have added the following disclosure on page 1 immediately after the foregoing, “A glossary of defined terms used in the Plan is set out in Appendix I beginning immediately after page 238 of the Disclosure Statement, which is filed as Exhibit 2.2.”

More importantly, however, most of the defined terms mentioned in the staff’s comment relate to events or deadlines that occurred in 2016, as part of the complex bankruptcy proceedings.  These past deadlines or events have no relevancy to the ongoing operations of the Registrants, except as matters of historical record.  For example, “Continuing Holder Election” refers to one of four different options that a holder of a fractional interest in the debtor’s life insurance assets had to make as part of the bankruptcy proceedings.  On the other hand, where a defined term has such relevancy going forward, e.g., “Distributable Cash,” we have included an explanation of the term in accordance with the staff’s comment.

Trust Administration and Operation, page 3

2.  We refer to your statement in the second full paragraph on page 4 that Continuing Fractional Holders will be obligated to pay 95% of the premium payments allocable to his Fractional Interest, and that premium calls will be made once per year, per policy.  We also note your statements in the third full paragraph on page 4 and the last paragraph on page 24 that policy proceeds paid to Continuing Fractional Holders will be reduced by any premium amount paid by you that is not refunded.  Please clarify whether this premium amount refers only to payments made by you with respect to the remaining 5% of the premium payments.

Ms. Dorrie Yale
U.S. Securities and Exchange Commission
November 2, 2017

Response.  We have revised the disclosure on page 4 to indicate that a Continuing Fractional Holder will not have to pay premiums associated with its 5% deemed contribution to the Position Holder Trust, and that a reduction in Policy proceeds paid to Continuing Fractional Holders relates to any premium amount advanced by the Trust to the Continuing Fractional Holder with respect to the Continuing Fractional Interest prior to the date of death that is not refunded as a result of the maturity.

3.  We note your website explains that the trustee’s plan is to divide the policies into twelve groups and to bill a different group of policies each month.  Please expand your discussion regarding premium calls in the second full paragraph on page 4 to explain this plan.

Response.  The following disclosure was added on page 4, in accordance with the staff’s comment, “The Trustee, however, may divide the Continuing Fractional Interests into twelve groups and to bill a different group each month using the same billing and reminder schedule for premium calls as set out above.”

4.  Please expand your disclosure in the fourth full paragraph on page 4 to explain the significance of “disqualif[ication] of the IRA” in the event the New IRA Notes are viewed as direct or indirect investments in life insurance contracts, and explain briefly how you determined that these Notes are not such investments. Please also clarify the consequences to holders of the Notes in the event of disqualification.

Response.  In accordance with the staff’s comment, we have added disclosure on page 4 to the effect that an IRA disqualification could cause the IRA to lose its tax exempt status resulting in a deemed distribution and income tax liability to the disqualified IRA Holder.  In addition, we have indicated that, in the event of a disqualification, the terms and conditions of the New IRA Notes would not be adversely affected.

We have not added any disclosure, however, relating to the characterization of the New IRA Notes as a debt instrument versus an investment in life insurance contracts.  This matter was addressed by the bankruptcy court and a discussion of the legal reasoning behind the court’s structuring of the New IRA Notes in this manner would require a discussion of unrelated business taxable income for pass-through entities that do not operate as a trade or business, which we believe would be confusing. A thorough discussion of the IRA’s tax consequences was included in the Disclosure Statement, attached as Exhibit 2.2 to the Form 10, which was provided to every Fractional Interest Holder in order for each to make their respective elections during the bankruptcy proceeding.

Ms. Dorrie Yale
U.S. Securities and Exchange Commission
November 2, 2017

Item 6. Executive Compensation, page 22

5.  We refer to your statement that the Governing Trust Board may elect to change the allocation of compensation “between the two entities.” Please revise your disclosure to clarify the two entities to which you refer.

Response.  We have identified the two entities on page 22 as the Position Holder Trust and the Creditors’ Trust, in accordance with the staff’s comment.

Item 8. Legal Proceedings, page 22

6.  Please expand your disclosure to clarify the relief being sought by the appellants in the legal proceeding described in this section. Please also disclose the date instituted and the principal parties to the proceeding. Refer to Item 103 of Regulation S-K for guidance.

Response.  We have revised the disclosure on page 22 to clarify the relief sought, the date the proceeding was instituted and to identify the principal parties, in accordance with the staff’s comment.

Item 11. Description of Registrant’s Securities to be Registered, page 23

7.  We note your statement in the first paragraph on page 24 that the Trustee will distribute at least annually to the holders of Position Holder Trust Interests all of the Distributable Cash generated during each calendar year. However, we also note your statement in the FAQs on your website that you can only make distributions after the Exit Loan Facility has been paid off. Please expand your disclosure to explain this condition.

Response.  The disclosure on page 24 has been revised in accordance with the staff’s comment to indicate that distributions can be made only after the Exit Loan Facility has been paid off.

Ms. Dorrie Yale
U.S. Securities and Exchange Commission
November 2, 2017

Item 13. Financial Statements and Supplementary Data, page 26

8.  Please clarify why you did not include financial statements for the second registrant, Life Partners IRA Holder Partnership, LLC in your filing.

Response.  As recognized by the bankruptcy court and described in section 27.02 of the Plan, the interests of holders of New IRA Notes are inextricably intertwined with those of the Position Holder Trust and holders of Fractional Interests, and accordingly, the financial reporting for the Position Holder Trust includes all material information that a standalone report by the IRA Partnership would provide.  Nevertheless, we have expanded the disclosures in Item 2 Financial Information, to include the ownership interests of the Life Partners IRA Holder Partnership, LLC in Life Partners Position Holder Trust, and the related pass-thru distributions to the Life Partners IRA Holder Partnership.

Note 1 - Operations and Significant Accounting Policies Operations, page 48

9.  You disclose that the fair value of the interests in the life insurance policies owned by continuing fractional interest holders are not reflected in the financial statements of the Trust. Please quantify the fair value of such interests for each period presented and tell us the accounting literature you relied upon when determining to exclude them from the Trust’s financial statements.

Response.  The Position Holder Trust does not have an economic interest nor does it expect to receive future benefit from the Continuing Fractional Holders’ beneficial interest in the life insurance policies. Accordingly, these interests do not meet the definition of an asset and thus are not reflected on the financial statements.

Investments in Life Insurance Policies, page 49

10.  You disclose that the Trust initially recognized the life insurance policies transferred at its inception at their fair market value on December 9, 2016. Please explain to us how your accounting complies with ASC 325-30-30-2, which requires investments in life settlement contracts to be measured initially at the transaction price when using the fair value method.

Response.  The Position Holder Trust was formed on December 9, 2016, pursuant to the Revised Third Amended Joint Plan of Reorganization.  As part of its formation, $478.5 million of assets were contributed into the Position Holder Trust and it assumed $275.7 million of liabilities.  Since the Position Holder Trust’s activities commenced on December 9, 2016 (i.e., the transaction date), the initial value of the insurance policies is equivalent to the estimated fair market value as of that date.  Any activity prior to the formation date is unknown and not applicable.

Ms. Dorrie Yale
U.S. Securities and Exchange Commission
November 2, 2017

We would be pleased to discuss any of these matters with you at your convenience.  Please feel free to contact the undersigned at rmurphy@dykema.com or 202-906-8721 or J. Patrick Ryan, Esq., at pryan@dykema.com or 210-554-5245.

Sincerely,

DYKEMA GOSSETT PLLC

/s/ Robert B. Murphy
Robert B. Murphy